

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

February 19, 2016

Via E-mail
Gerald B. Hammack
President and Chief Executive Officer
Valmie Resources, Inc.
1001 S. Dairy Ashford Road, Suite 100
Houston, Texas 77077

>   **Re: Valmie Resources, Inc.**
>   **Amendment No. 2 Registration Statement on Form S-1**
>   **Filed February 5, 2016**
>   **File No. 333-206727**

Dear Mr. Hammack:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 23, 2015 letter.

General

1. Please update your executive compensation disclosure to include compensation disclosure for the fiscal year ended November 30, 2015.

Consolidated Financial Statements, page F-1

2. Please update your financial statements to comply with Rule 8-08 of Regulation S-X.

Notes to Consolidated Financial Statements

9. Intangible Assets, page F-9

3. We note the revisions to your financial statements and footnote disclosures in response to prior comment 8. It appears you accounted for the Vertitek transaction as an asset acquisition and recognized identifiable intangible assets of $2,777,145. Please disclose the nature of the intangible assets acquired and provide the disclosures required by paragraphs 50-1 and 50-2 of ASC 350-30-50.

You may contact Suying Li at (202) 551-3335 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper at (202) 551-3329 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Mining

cc: Christopher Little, Esq.
    Bacchus Law Corporation